Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
November 1,
2006
(Thousands of
Dollars)

Fixed Charges:
Interest expense*	$159,481
Capitalized interest	—
Interest component of rental expense	15,419

Total fixed charges	$174,900

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$555,969
Add: Interest expense*	159,481
Add: Interest component of rental expense	15,419
Add: Amortization of capitalized interest	814

Earnings as adjusted	$731,683

Ratio of earnings to fixed charges	4.18

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.